

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 27, 2021

Stanton Dodge
Executive Vice President and Chief Legal Officer
New Duke Holdco, Inc.
c/o DraftKings, Inc.
222 Berkeley Street, 5th Floor
Boston, MA 02116

> **Re: New Duke Holdco, Inc.**
> **Registration Statement on Form S-4**
> **Filed October 8, 2021**
> **File No. 333-260174**

Dear Mr. Dodge:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-4 Filed October 8, 2021

Material United States Federal Income Tax Consequences, page 175

1. We note that the tax opinions filed as Exhibits 8.1 and 8.2 are short-form tax opinions. The short-form tax opinions and the tax disclosures in the prospectus both must clearly state that the disclosures in the tax consequences sections of the prospectus are the opinions of counsel. Refer to Section III.B.2 of Staff Legal Bulleting No. 19. Please revise the respective sections and have counsel revise their respective tax opinions to state clearly that the tax consequences discussed in the respective sections are counsel's opinion. A description of the law is not sufficient Refer to Section III.C.2. of Staff Legal Bulletin No. 19.

General

2.   We note on page 4 that a condition that must be satisfied to complete the mergers is the master commercial agreement being in full force and effect. File the master commercial agreement as an exhibit to the registration statement, or tell us why you you are not required to do so. Refer to Item 601 of Regulation S-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Stacey Peikin at 202-551-6223 or Jennifer López-Molina at 202-551-3792 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services